Exhibit 99.3

Extraordinary General Meeting The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on February 1, 2021 for action to be taken. 2021 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES Mercurity Fintech Holding Inc. (formerly known as "JMU Limited" and "Wowo Limited") (the “Company”) ADS CUSIP No.: 58936H109. ADS Record Date: January 12, 2021. Meeting Specifics:Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) to be held on February 5, 2021 at 10:00 a.m. (local time) at Room 536, 5th Floor, Building No.1, No. 35 Shangdi East Road, Haidian District, Beijing, People’s Republic of China (the “Meeting”). Meeting Agenda:Please refer to the Company’s Notice of Meeting enclosed herewith. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of April 13, 2015, as amended by Amendment No. 1 dated July 31, 2018, and as further amended by Amendment No. 2 dated May 1, 2020. Deposited Securities:Ordinary shares, par value US$0.00001 per share, of the Company. Custodian:Citibank, N.A. - Hong Kong. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Please note that pursuant to Section 4.10, of the Deposit Agreement, under the Articles of Association of the Company (as in effect on the date hereof), a poll may be demanded by the chairman of the Meeting or any other member present in person or or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the Meeting. Please further note that, as set forth in Section 4.10 of the Deposit Agreement, in the event voting takes place by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event of voting by poll, Deposited Securities for which no timely voting instructions have been received will not be voted (but all Deposited Securities will be represented at the meeting for quorum purposes if any timely voting instructions have been received from Holders). Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a meeting of shareholders. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Ordinary Resolutions

1. **AN ORDINARY RESOLUTION** that the authorized share capital of the Company be increased from US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each (each an "**Ordinary Share**") to US$250,000 divided into 25,000,000,000 Ordinary Shares, by the creation of an additional 20,000,000,000 Ordinary Shares each to rank pari passu in all respects with the existing Ordinary Shares.

2. **AN ORDINARY RESOLUTION** that the following nominees be re-elected as members of the board of directors of the Company:
   - 2.1. Hua Zhou as a Director and Chairperson of the Board of Directors
   - 2.2. Haohan Xu as a Director
   - 2.3. Longming Wu as a Director
   - 2.4. Huimin Wang as a Director
   - 2.5. Xiaoyu Li as a Director
   - 2.6. Tony C. Luh as a Director
   - 2.7. Paul L. Gillis as a Director
   - 2.8. Yuan-Ching (Samuel) Shen as a Director

The Depositary has been advised by the Company that its Board of Directors recommends a "FOR" vote for the resolutions.

The Company's Notice of Meeting and related materials are available through the Company's website, at http://ir.mercurity.com/.

A Issues Mercurity Fintech Holding Inc.

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2.1	☐	☐	☐
Resolution 2.2	☐	☐	☐
Resolution 2.3	☐	☐	☐
Resolution 2.4	☐	☐	☐
Resolution 2.5	☐	☐	☐
Resolution 2.6	☐	☐	☐
Resolution 2.7	☐	☐	☐
Resolution 2.8	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue (unless otherwise specified in the notice distributed to holders).

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" voting instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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